SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2011

List of Exhibits:

1.	Press Release entitled “CNH Opens Reman Distribution Center in Springfield, Mo.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 13, 2011

FOR IMMEDIATE RELEASE

For more information contact:

Kris Harper, CNH Parts & Service

kris.harper@cnh.com

(262) 636-6294

CNH Opens Reman Distribution Center in Springfield, Mo.

RACINE, Wis. — (April 12, 2011) — To expedite delivery of its remanufactured products to equipment dealers throughout North America, CNH today announced the opening of a remanufactured parts distribution center within its 260,000-square-foot CNH Reman operations facility in Springfield, Mo.

The distribution center will support Case IH, Case Construction Equipment, New Holland Agriculture, New Holland Construction, Kobelco and Fiat Powertrain Technologies (FPT) dealerships in North America, by shipping high-priority remanufactured products such as those with specialized or unique configurations, directly from the Springfield plant to dealers. The new facility further leverages the capabilities of the CNH North American parts distribution network, which will continue to stock and fulfill dealer parts orders, including most CNH Reman parts.

“We want to meet the needs of our customers with the right remanufactured products, delivered at the right time,” notes Scott Harris, Vice President of Sales and Marketing, CNH Parts & Service, North America. “By having the CNH Reman distribution center at the Springfield facility, we can more quickly configure products for specific customer requirements, and expedite high-priority shipments to our dealers. This will significantly improve our response time on critical orders.”

Since the 2009 launch of CNH Reman, a joint venture between CNH and Springfield Remanufacturing Corp. (SRC), the company has expanded the depth of its remanufactured product offering across five major product lines: engines and components, drivelines and components, rotating electrical, electronics and hydraulics.

“As we continue to expand our remanufacturing operations in Springfield as well as our overall product offering, full product support is essential,” notes Harris. “When a customer needs service it’s got to be there. We are aligning our production and distribution strategies to do just that.”

CNH sees remanufactured products as an opportunity for dealers to help equipment owners and operators achieve greater productivity while lowering their total cost of ownership.

Additional benefits for equipment owners include:

•	High quality assemblies and components, offered at a reduced price and with a competitive warranty.

•	Increased efficiencies and productivity due to reduced repair times—which benefits both customers and dealers, especially during peak seasons when downtime can be especially costly.

•	An “eco-friendly” solution that supports sustainable development.

The CNH Reman joint venture encompasses the industry’s foremost remanufacturing resources: CNH with its extensive product knowledge and dedicated dealer network, and SRC with its remanufacturing operations and capabilities.

SRC has a long history with CNH that dates back to 1983, when employees purchased an International Harvester remanufacturing plant. Within the last two years, the CNH Reman joint venture has evolved into a full-scale remanufacturing and services company that today employs nearly 95 workers. The facility also serves as home to the CNH Reman Technical Center, which delivers personalized phone support to dealers who offer CNH Original remanufactured products.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

Springfield Remanufacturing Corp. is the oldest employee-owned remanufacturer to OEM’s in North America. For 30 years, SRC has remanufactured products for the agricultural, industrial, construction, truck, marine and automotive markets. SRC is an industry-leader in core logistics, disassembly, cleaning, machining, assembly and testing everything from fuel injectors to large off-highway transmissions.